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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ��              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: June 27, 2008

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited, Prepared by Management)

For the nine months period ended

March 31, 2008

NOTICE TO READER

The accompany unaudited interim financial statements of ALDA Pharmaceuticals Corp. for the nine months period ended March 31, 2008 have been prepared by the management of ALDA Pharmaceuticals Corp.  and have not been reviewed by the independent auditor of the Company.

__________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

FOR THE PERIOD ENDED

EXPRESSED IN CANADIAN DOLLARS	March 31, 2008	June 30, 2007
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and Equivalents	$ 2,421,908	$ 356,127
Accounts Receivable	42,186	24,897
Subscriptions Receivable	-	293,600
Inventory	11,854	19,916
Prepaid Expenses and Others	19,688	7,458
	2,495,636	701,998
Furniture and Equipment (Note 4)	6,659	1,482
Patent Application and Development Costs (Note 5)	87,917	40,486
Intangible Assets (Note 6)	105,850	110,200
	$ 2,696,062	$ 854,166

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 45,845	$ 74,268

SHARE CAPITAL AND DEFICIT
Share Capital (Note 7 (a))	5,184,704	2,658,868
Contributed Surplus – Warrants (Note 7 (d))	507,918	553,627
Contributed Surplus – Options (Note 7 (e))	567,522	171,194
Deficit	(3,609,927)	(2,603,791)
	2,650,217	779,898
	$ 2,696,062	$ 854,166
Going-concern (Note 1)

*See accompanying notes to the interim consolidated financial statements

On Behalf of the Board of Directors

           “Terrance Owen”

Director

                “Peter Chen”

Director

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

COMPREHENSIVE LOSS AND DEFICIT (Unaudited)

FOR THE PERIOD ENDED

	Three Months Ended March 31,		Nine Months Ended March 31,
EXPRESSED IN CANADIAN DOLLARS	2008	2007	2008	2007
Sales	$ 66,848	$ 72,879	$ 175,682	$ 194,810

Cost of Sales	(43,651)	(43,605)	(112,100)	(122,181)

Gross Profit	23,197	29,274	63,582	72,629

General & Administration Expenses

Advertising and Promotion	6,288	1,196	20,430	3,996
Amortization-Furniture and Equipment	502	2,071	1,243	6,211
-Patent Application and Development Costs	1,650	-	3,613	-
-Intangible Assets	1,450	-	4,350	-
Conference	1,890	-	1,890	-
Consulting	140,763	83,000	568,038	183,600
Dues and Filing Fees	11,278	4,932	35,731	15,300
Interest and Bank Charges	569	1,207	1,640	2,159
Investor Relations	40,192	312	75,984	7,512
Legal and Accounting	13,941	1,498	44,607	21,738
Marketing	25,552	-	34,747	-
Office and Miscellaneous	12,781	4,048	30,633	15,690
Product Development	68,307	2,093	88,657	21,735
Rent	6,493	6,798	19,479	21,573
Travel	8,033	117	11,231	461
Wage and Benefits	16,062	8,063	165,698	64,708

Total General & Administration Expenses:	355,751	115,335	1,107,971	364,683

Loss from Operations	(332,554)	(86,061)	(1,044,389)	(292,054)

Other Income / (Expense)
Net Gain on Legal Settlement (Note 8)	-	-	-	10,545
Interest Revenue	21,663	-	38,253	-

	21,663	-	38,253	10,545

Loss and Comprehensive Loss for the Period	(310,891)	(86,061)	(1,006,136)	(281,509)

Deficit, Beginning of Period	(3,299,036)	(2,237,149)	(2,603,791)	(2,041,701)

Deficit, End of Period	$(3,609,927)	$ (2,323,210)	$(3,609,927)	$(2,323,210)

Basis Loss Per Share	(0.01)	(0.00)	(0.02)	(0.01)
Diluted Loss Per Share	(0.01)	(0.00)	(0.02)	(0.01)
Weighted Average of Shares Outstanding	44,301,812	22,230,404	42,301,812	21,844,200

*See accompanying notes to the interim consolidated financial statements

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

FOR THE PERIOD ENDED

	Three Months Ended March 31,		Nine Months Ended March 31,
EXPRESSED IN CANADIAN DOLLARS	2008	2007	2008	2007

Operating Activities:

Loss and Comprehensive Loss for the Period	$ (310,891)	$ (86,061)	$(1,006,136)	$ (281,509)
Items Not Involving Cash
Amortization-Furniture and Equipment	502	2,071	1,243	6,211
-Patent Application and Development Costs	1,650	-	3,613	-
-Intangible Assets	1,450	-	4,350	-
Stock-Based Compensation	23,271	(3,000)	425,328	32,600
	(284,018)	(86,990)	(571,602)	(242,698)

Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	(12,250)	(1,673)	(17,289)	2,273
Decrease/ (Increase) in Inventory	3,272	3,293	8,062	9,270
Decrease/ (Increase) in Prepaid and Others	39,748	(3,840)	(12,230)	(2,925)
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	6,394	84,634	(28,423)	156,853
	(246,854)	(4,576)	(621,482)	(77,227)

Investing Activities:
Patent Application and Development Costs	(16,922)	-	(51,045)	-
Purchase of Computer Equipment	(6,420)	-	(6,420)	-
	(23,342)	-	(57,465)	-

Financing activities:
Net Proceeds on Issuance of Shares	8,250	-	1,038,728	46,500
Warrants/Options Exercised	1,031,200	-	1,706,000	-
Due to Related Parties	-	5,000		5,000
	1,039,450	5,000	2744,728	51,500

Increase/ (Decrease) in Cash	769,254	424	2,065,781	(25,727)

Cash, Beginning of Period	1,652,654	2,329	356,127	28,480

Cash, End of Period	$ 2,421,908	$ 2,753	2,421,908	$ 2,753

*See accompanying notes to the interim consolidated financial statements

_________________________________________________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of ALDA Pharmaceuticals Corp. (“the Company”) and its wholly-owned subsidiary, Sirona Therapeutics Corp. (“Sirona”).  The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc.  Sirona is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of the business. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on the ability of the Company to secure sufficient financing, and to develop profitable operations.  Management of the Company believes that it will succeed in meeting those objectives, allowing the continued operation of the company.

	March 31, 2008	June 30, 2007
Deficit	$ 3,609,928	$ 2,603,791
Working capital	2,449,791	627,730

2.

DESCRIPTION OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange (“the Exchange”).  The Company completed its required Qualifying Transaction on November 13, 2003.   As a result of the Company completing the Qualifying Transaction, it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as T36® Disinfectant.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

The interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with Canadian generally accepted principles has been condensed or omitted.  The interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing.  In the opinion of the Company, the unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

3.

ADOPTION OF NEW ACCOUNTING PRINCIPLES

In addition to accounting policies disclosed in the consolidated financial statement for the year ended June 30, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to comprehensive income, recognition, measurement, disclosure and presentation of financial instruments and hedges.  These new accounting standards are applied prospectively beginning July 1, 2007:

Section 1530 – Comprehensive Income – This section established standards for reporting and presentation of a statement of comprehensive income.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income includes holding gains and losses on certain derivative instruments that are classified as available-for-sales and gains or losses due to the change in foreign currency relating to self-sustaining foreign operations; all of which are not recognized in net earnings until realized.

Section 3251 – Equity – In addition to Section 1530 (Comprehensive Income) and Section 1530 (Share Capital) and Section 3260 (Reserves), this section establishes standards for the presentation of equity and changes in equity during the reporting period.

Section 3855 – Financial Instruments – Recognition and Measurement – This section established standards for recognizing and measuring financial instruments in the balance sheets and specifying how unrealized or realized gains and losses are to be presented during the reporting period.  In accordance with the new accounting standard, all financial assets and financial liabilities are measured at fair value on initial recognition except for certain related party transaction.   Financial instruments have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets that are held to maturity, other than those held for trading are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income until realized, at that time, realized gains and losses will be recognized in net income.  Held for trading instruments are measured at fair value with unrealized gains and losses recognized in the results of operations in the period in which they arise.  Any transaction costs incurred to acquire financial instruments will be included.

Section 3861 – Financial Instruments – Disclosure and Presentation – This section establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them.  The Company designated its cash and equivalents as held-for-trading, which are measured at fair value.  Receivables are classified as loans and receivables which are measured at amortized costs.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.  Financial assets classified as loans and receivables and other financial liabilities have a fair value approximate their carrying value due to short-term in nature.

Section 3865 – Hedges – This section established standards for the company that chooses to designate qualifying transactions as hedges for accounting purposes.  This section builds on Accounting Guideline AcG-13, “Hedging Relationships,” and Section 1650, “Foreign Currency Translation” The Company does not use hedge accounting and has no hedging relationships.

The adoption of new accounting policies have no effect on the deficit balance for the period ended March 31, 2008.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

4.

FURNITURE AND EQUIPMENT

Furniture and equipment at March 31, 2008 and June 30, 2007 consist of the following:

	Historical Cost	Accumulated Amortization	March 31, 2008 Net	June 30, 2007 Net
Furniture and Fixtures	$ 7,683	$ 7,400	$ 283	$ 1,133
Computer Equipment	30,535	24,159	6,376	349
	$ 38,218	$ 31,559	$ 6,659	$ 1,482

5.

PATENTS APPLICATION AND DEVELOPMENT COSTS

Patent application and development costs at March 31, 2008 and June 30, 2007 were determined as  follows:

	Historical Cost	Accumulated Amortization	March 31, 2008 Net	June 30, 2007 Net
Patents Application and Development Costs	$ 93,661	$ 5,745	$ 87,916	$ 40,486

6.

INTANGIBLE ASSETS

Effective July 1, 2006, the Company changed its estimate of the useful life of the intangible assets from an infinite life to a finite life of 20 years.  The carrying amount as at March 31, 2008 and June 30, 2007 consist of the following:

	Balance as at June 30, 2006	Accumulated Amortization	December 31, 2007 Net	June 30, 2007 Net
Intangible Assets	$ 116,000	$ 10,150	$ 105,850	$110,200

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

7.

SHAREHOLDERS’ EQUITY

a)

Share Capital

Authorized:

Unlimited common shares without par value

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

Issued and outstanding:

	March 31, 2008		June 30, 2007
	Number of Shares	Amount	Number of Shares	Amount
Beginning Balance	32,192,404	$2,658,868	20,800,404	$1,969,562
Private Placement (i)/(ii)	-	-	9,430,000	467,480
Finders’ Fees	-	-	-	(6,180)
Warrant Exercised (iii)	-	-	1,062,000	120,006
Options Exercised (iii)	-	-	900,00	108,000
Private Placement (iv)/(v)	5,500,000	443,042	-	-
Finders’ Fees (iv)/(v)	82,895	(6,300)	-	-
Share Issuance Costs (iv)/(v)	-	(13,573)	-	-
Warrant Exercised (vi)	10,396,500	2,006,667	-	-
Options Exercised (vi)	650,000	96,000	-	-
Ending Balance	48,821,799	$5,184,704	32,192,404	$2,658,868

i)

On September 13, 2006, the Company completed a private placement of 1,430,000 units of the Company at a price of $0.05 per unit for gross proceeds of $71,500.  Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.

ii)

On June 7, 2007, the Company completed a private placement of 8,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $800,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009.  Finders’ fees in the amount of $6,180 were charged against share capital in connection with the private placement.

iii)

During the year ended June 30, 2007, 900,000 options and 1,062,000 warrants were exercised by the holders at a price of $0.10 per unit for gross proceeds of $196,200.  Option values of $18,000 previously recorded in contributed surplus for options were credited to share capital.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

a)

Share Capital (Continued)

iv)

On August 13, 2007, the Company completed a private placement of 2,000,000 units of the Company at a price of $0.12 per unit for gross proceeds of $240,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.24 per share until August 13, 2008 and, thereafter at a price of $0.36 per share until August 13, 2009.  Finders’ fees and legal fees in the amount of $13,920 were charged against shares capital in connection with the private placement.

v)

On November 22, 2007, the Company completed a private placement of 3,500,000 units of the Company at a price of $0.15 per unit for gross proceeds of $525,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.30 per share until November 22, 2008 and, thereafter at a price of $0.45 per share until November 22, 2009.  5% finder’s fee in the amount of $15,750 was to be satisfied by the delivery of 82,895 common shares of the Company at a deemed price per share of $0.19.  Legal fees in the amount of $5,953 were charged against shares capital in connection with the private placement.

vi)

During the nine months period ended March 31, 2008, 650,000 options and 10,396,500 warrants were exercised by the holders at a price range of $0.10 to $0.11 per option and at a price range of $0.10 to $0.30 per warrant for total gross proceeds of $1,639,000.  Option values of $29,000 previously recorded in contributed surplus for options were credited to share capital.

b)

Stock options:

A summary of the outstanding Company’s stock options at March 31, 2008 and June 30, 2007 is presented below:

	March 31, 2008		June 30, 2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,480,000	$ 0.11	537,647	$ 0.19
Granted during the period
-consulting/officers (i)/(v)/(vi)	1,420,000	0.50	2,130,000	0.10
-directors (ii)/(v)/(vi)	300,000	0.50	1,050,000	0.11
-employees (ii)/(iv)/(vi)	100,000	0.50	350,000	0.10
Expired/exercised/cancelled during year (iii)	(650,000)	0.10	(1,587,647)	0.13
Outstanding, end of period	3,650,000	$ 0.31	2,480,000	$ 0.11

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (continued):

The following table summarizes information about stock options outstanding at March 31, 2008:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable
380,000	$ 0.10	August 2, 2008	380,000
300,000	$ 0.11	August 12, 2009	300,000
1,150,000	$ 0.12	May 3, 2009	1,150,000
1,820,000	$ 0.50	December 7, 2010	1,345,000
3,650,000			3,175,000

(i)

During the year ended June 30, 2007, the Company granted options to acquire 730,000 common shares of the Company to certain consultants and scientific advisors for their services provided to the Company.  These options have an exercise price of $0.10 per share.  430,000 of these options have an exercisable period of two years from the date of grant; the remaining 300,000 options have an exercisable period of five years from the date of grant. 530,000 options vested immediately.  The remaining options are subject to other performance criteria. The options to acquire 430,000 common shares of the Company have an estimated fair value of $0.02 per share ($8,600) and the options to acquire 300,000 common shares of the Company have an estimated fair value of $0.04 per share ($12,000).  $12,600 was recognized.

(ii)

During the year ended June 30, 2007, the Company granted options to acquire 1,150,000 common shares of the Company to employees, directors and senior officers.  The options have an exercise price of $0.10 with an exercisable term of two years from the date of the grant.  All options vested immediately with an estimated fair value of $0.02 per share resulting in $23,000 in stock based compensation expense being recognized.

(iii)

During the year ended June 30, 2007, options granted to an employee to acquire 150,000 common shares of the Company were cancelled due to the employee’s departure.  The related expense of $3,000 ($0.02 per share), previously booked in wages and benefits in the Statement of Operations, was reversed and charged against the contributed surplus.

(iv)

During the year ended June 30, 2007, the Company granted options to acquire 500,000 common shares of the Company to employees and directors.  The options have an exercise price of $0.11 with an exercisable term of two years from the date of the grant.  All options vested immediately with an estimated fair value of $0.07 per share resulting in $35,000 in stock based compensation expense being recognized.

(v)

During the year ended June 30, 2007, the Company granted options to acquire 1,150,000 common shares of the Company to directors, consultants and officers.  The options have an exercise price of $0.12 with and exercisable term of two years from the date of grant. All options vested immediately with an estimated fair value of $0.07 per share resulting in $80,500 in stock based compensation expense being recognized.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

7.

 SHAREHOLDERS’ EQUITY (CONTINUED)

b)   Stock options (continued):

(vi)

During the nine months period ended March 31, 2008, the Company granted options to acquire 1,820,000 common shares of the Company to directors, consultants, officers, employees and investor relations.  The options have an exercise price of $0.50 with an exercisable term of two years expiring December 7, 2011.  1,345,000 options vested immediately with an estimated fair value of $0.31 per share resulting in $394,057 in stock based compensation expense being recognized.  475,000 options shall vest in equal quarterly installment over a period of 12 to 24 months from the date of grant.

(vii)

During the nine months period ended March 31, 2008, 650,000 options exercised at an exercise price range of $0.10 to $0.11.  The related expense of $29,000, previously booked in the Statement of Operations was reversed and charged against the contributed surplus.

1,820,000 stock options were granted during the nine months period ended March 31, 2008.  Stock based compensation expense for the nine months period ended March 31, 2008 and March 31, 2007 were presented in the Statement of Operations and Deficit as follows:

	March 31, 2008	March 31, 2007
Consulting/Officers	$ 277,945	$ 10,600
Investor Relations	23,271	2,000
Wages and Benefits	124,112	23,000
Total Stock-Based Compensation	$ 425,328	$ 35,600

The fair value of each option was estimated as at the date of grant using the Black-Scholes   option-pricing model with the following weighted-average assumptions:

	March 31, 2008	March 31, 2007
Dividend yield	0%	0%
Expected volatility	112.30%	128.90%
Risk free interest rate	3.89%	4.19%
Expected average option term	3 years	2.25 years

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

c) Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.

A summary of changes in unexercised warrants is presented below.

	Warrants @ $0.10 (1)	Warrants @ $0.10 (2)	Warrants @ $0.20 (3)	Warrants @ $0.24 (4)	Warrants @ $0.30 (5)	Total
Outstanding, June 30, 2007	1,430,000	2,934,000	8,000,000	-	-	12,364,000
Granted during period	-	-	-	2,000,000	3,500,000	5,500,000
Warrant exercised	(1,330,000)	(2,934,000)	(4,530,000)	(1,177,500)	(425,000)	(10,396,500)
Expired during period	(100,000)	-	-	-	-	(100,000)
Outstanding, March 31, 2008	-	-	3,470,000	822,500	3,075,000	7,367,500

(1)

Exercisable until September 12, 2007, granted pursuant to private placement.

(2)

Terms of the warrants were amended to extend the exercisable period of the warrants to December 22, 2007 at the exercise price of $0.10 per share.

(3)

Exercisable at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009, granted pursuant to private placement.

(4)

Exercisable at a price of $0.24 per share until August 13, 2008 and, thereafter at a price of $0.36 per share until August 13, 2009, granted pursuant to private placement.

(5)

Exercisable at a price of $0.30 per share until November 22, 2008 and, thereafter at a price of $0.45 per share until November 22, 2009, granted pursuant to private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Nine months ended March 31, 2008	Year ended June 30, 2007
Dividend yield	0%	0%
Expected volatility	118.99%	128.10%
Risk free interest rate	4.08%	4.20%
Expected average option term	2 years	1.85 year

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

d)

Contributed surplus - Warrants:

Contributed surplus attributed to the issuance of warrants at March 31, 2008 and June 30, 2007, and activity during the nine months period ended March 31, 2008 and year ended June 30, 2007, are summarized as follows:

	March 31, 2008	June 30, 2007
Balance, beginning of period	$ 553,627	$ 163,413
Private Placement (Note 7(a)(i)&(ii))	-	404,020
Warrant Exercised (Note 7(a)(iii))	-	(13,806)
Private Placement (Note 7(a)(iv)&(v))	321,958	-
Warrant Exercised (Note 7(a)(vi))	(367,667)	-
Balance, end of period	$ 507,918	$ 553,627

e)

Contributed surplus - Options:

Contributed surplus attributed to the granting of stock options at March 31, 2008 and June 30, 2007, and activity during the nine months period ended March 31, 2008 and year ended June 30, 2007, are summarized as follows:

	March 31, 2008	June 30, 2007
Balance, beginning of period	$ 171,194	$ 41,094
Options issued to employees (Note 7(b)(ii)&(iv)&(vi))	31,028	12,000
Options issued to directors (Note 7(b)(ii)&(v)&(vi))	93,084	53,500
Options issued to consultants (Note 7(b)(i)&(v)&(vi))	277,945	85,600
Options issued to investor relations (Note 7(b)(vi)	23,271	-
Options forfeited / cancelled (Note 7(b)(iii))	-	(3,000)
Options exercised (Note 7(b)(iii))	(29,000)	(18,000)
Balance, end of period	$ 567,522	$ 171,194

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

8.

GAIN ON LEGAL SETTLEMENT

(i)

On August 2, 2005, the Company received the proceeds from the Company’s lawyer regarding the settlement of the trademark dispute. The proceeds of the settlement for a total amount of $37,383 ($30,000 (US)) have been recorded in the Statement of Operations and Deficit as “Gain on legal settlement” for the period ended September 30, 2005.

(ii)

During the 2005 year, the Company commenced legal action against the competitor with respect to certain alleged defamatory statements made by the competitor.  This claim was settled effective July 12, 2006, by an agreement under which the Company is to receive an amount of $15,000 from the competitor.  The proceeds of the settlement, net of associated legal costs in the amount of $4,455, have been recognized in the Statement of Operations and Deficit for the period ended March 31, 2007.

9.

RELATED PARTY TRANSACTIONS

a)

During the three months period ended March 31, 2008, the Company paid consulting fees of $99,813 (March 31, 2007: $30,000) to companies controlled by directors of the Company.

During the nine months period ended March 31, 2008, the Company paid consulting fees of $207,813 (March 31, 2007: $90,000) to companies controlled by directors of the Company.

b)

During the three months period ended March 31, 2008, the Company paid rent of $6,493 (March 31, 2007: $6,798) to a company controlled by a director of the Company.

During the nine months period ended March 31, 2008, the Company paid rent of $19,478 (March 31, 2007: $21,573) to a company controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

SUBSEQUENT EVENTS

a)

Subsequent to March 31, 2008, 265,000 warrants at an exercise price of $0.20 per warrant, 60,000 warrants at an exercise price of $0.24 and 195,000 warrants at an exercise price of $0.30 per warrant were exercised for total gross proceeds of $125,900.

_________________________________________________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, British Columbia,V3M 1A7 Telephone:604-521-8300; Facsimile:604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

for the nine months ended March 31, 2008

May 30, 2008

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements ” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

_________________________________________________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.1

Date

This Management Discussion and Analysis (“MD&A”) is dated May 30, 2008 and should be read in conjunction with the consolidated interim financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the nine months period ended March 31, 2008. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

1.2

Overall Performance

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., completed the acquisition of the assets of 513947 BC Ltd. formerly ALDA Pharmaceuticals Inc. (“the Qualifying Transaction”) and a $1.2 Million financing arranged by Canaccord Capital Corporation (“the Financing”).ALDA trades on the TSX Venture Exchange in Vancouver, Canada under the symbol “APH”.

ALDA has developed an infection control formulation, referred to as T36®, which is patented in the US, China and Australia and has patents pending in Europe, Canada and Singapore. T36® has been incorporated into therapeutic applications such as treatments for topical and vulvovaginitis infections, hand hygiene products, a skin antiseptic for clinical and consumer use and first-aid ointments. In addition, new products, based on the T36® formulation combination with anti-inflammatory agents have been developed and tested and are the subject of a PCT patent application. Studies have been performed on the T36® formulation which demonstrates its ability to kill many types of infectious micro-organisms within 30 seconds and tuberculosis within 5 minutes. Toxicology studies on animals have also demonstrated that the T36® formulation is not toxic.

There is competition in all of the therapeutic markets that the Company has targeted. However, the T36® formulation is not expensive to manufacture and can be used in a broad variety of infection-control products. Toxicology and efficacy studies have already demonstrated that the T36® formulation is not toxic and is effective at killing all bacteria, viruses and fungi. The intended applications are topical, except for the vulvovaginitis treatment, so that registration is expected be faster and less expensive than for drugs that are taken internally. Rather than disrupting metabolic pathways, the T36® formulation consists of four anti-microbial ingredients in relatively low concentrations that act synergistically to disrupt the physical structure of the infectious agents. This approach prevents microbial resistance from developing. None of the active ingredients are known to have any significant side effects on humans.

ALDA has started studies that will satisfy the registration requirements of Health Canada, the US Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMeA”) for the targeted applications. In other parts of the world, FDA or EMeA testing is generally accepted for registration applications. If the Company decides to register the products in China, it is likely that the testing will have to be repeated in China unless there is harmonization of the requirements in the meantime.

ALDA is planning on introducing products to the consumer market and is developing over-the-counter (“OTC”) and prescription therapeutics. Marketing efforts will focus on appropriate distributors for each sector, following the distribution strategy that has already been established.

To complete this plan, the Company will need to raise money in the public markets. This will increase the number of shares outstanding and will lead to further dilution of existing shareholders.

Progress has been made in establishing manufacturing facilities in China.  ALDA is constantly working with the Chinese agent to bring the products, including therapeutic uses, on the market in China before the start of 2008 Olympics that are being hosted in Beijing.

_________________________________________________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.2

Overall Performance (continued)

Market knowledge of the ALDA name is limited.  ALDA will need to devote considerable resources to educate new markets about the products the Company offers.  In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or that may be better funded than the Company.  ALDA also faces significant costs and risks associated with the protection and exploitation of its intellectual property. Although patents have been granted or are pending, competitors with significantly more resources may have an advantage over the Company in terms of the establishment, protection and exploitation of patents and other intellectual property.  All of these factors are material to the Company and its business.

1.3

Selected Financial Information

For the nine months period ended	March 31, 2008	March 31, 2007	March 31, 2006
Revenue	$ 175,682	$ 194,810	$ 164,861
Loss & Comprehensive Loss	$ (1,006,136)	$ (281,509)	$ (310,932)
Basic and Diluted Loss Per Share	$ 0.02	$ 0.01	$ 0.01
Cash and Equivalents	$ 2,421,908	$ 2,753	$ 20,854
Total Assets	$ 2,696,062	$ 176,316	$ 207,800
Long-Term Liabilities	$ -	$ -	$ -

During the nine months period ended March 31, 2008, the Company raised total gross proceeds of $765,000 from the closing of two private placements.  In addition to private placements, the Company further received funds of $1,809,500 from the exercising of Options and Warrants.   As a result of injection of funds to the Company, the Company had $2,421,908 in cash and the current assets increased to $2,495,636 at March 31, 2008 from $701,998 at June 30, 2007 while the current liabilities decreased to $45,845 from $74,268 on June 30, 2007.   The funds raised over the periods will be used to sustain the working capital of the operation, to pursue the development of ALDA’s therapeutic products, to pursue and arrange clinical trials, to pursue registration of its securities and reporting in the US and to advertise and market the existing and newly developed products.

1.4

Results of Operations

Sales

For the three months and nine months period ended March 31, 2008, the Company recorded sales of $66,848 and $175,982, respectively, as compared to $72,879 and $194,810, respectively, for the same period last year.  Reported sales were primarily due to the sale of the Company’s surface disinfectant, T36® Disinfectant and T36® Hand Sanitizer, through its distributors to the first responders, dental and beauty markets. Sales were lower than those of the corresponding periods of the previous year due to a distributor obtaining disinfectant products in wipe for from a competitor because ALDA has not yet put its T36® formulation into wipes.  The Company anticipates that the sales will be improved gradually when more products are introduced to the market.

Cost of Sales

For the three months and nine months period ended March 31, 2008, the cost of sales incurred was $43,651 and $112,100, representing 65% and 64% of total sales as compared to $43,605 and $122,181, representing 60% and 63% of total sales for the same period last year.  Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs and handling charges. The Company is no longer storing excessive inventories in the Company’s premises; therefore, the Company anticipates that the warehousing costs and handling charges will be increased in the subsequent periods.

_________________________________________________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.4

Results of Operations (continued)

Gross Profit

For the three months and nine months period ended March 31, 2008, gross profit of $23,197 and $63,582, respectively, was recognized as compared to $29,274 and $72,629 recognized in the same period last year.   The gross profit has decreased due to higher costs of sales.

Advertising and Promotion

Advertising and promotion costs for the three months and nine months period ended March 31, 2008 were $6,288 and $20,430, respectively, as compared to $1,196 and $3,996 incurred in the same period ended March 31, 2007. Costs are higher because the Company has been providing lectures, sending samples of T36® Disinfectant and literature to customers and distributors, and having promotion with distributor.  The management of the Company anticipates that additional investment in this area will be required for the balance of the current fiscal year.

Consulting

Consulting fees for the three months and nine months period ended March 31, 2008 were $140,763 and $568,038, respectively, as compared to $83,000 and $183,600 for the corresponding period ended March 31, 2007.  Included in the consulting fees were $99,813 paid to executives of the Company as a form of remuneration for their services provided to the Company.  The related party transactions were provided in Note 9 of the interim consolidated financial statements.  The Company hired third party consultants to carry out ongoing projects including branding, marketing and product developments.

During the nine months period ended March 31, 2008, the Company granted Options to acquire 1,820,000 common shares of the Company to directors, consultants, officers, employees and investor relations resulting in $277,945 in stock-based compensation expenses being recognized in consulting fees.

Investor Relations

The investor relations activities amounted to $40,192 and $75,984 for the three months and nine months period ended March 31, 2008 as compared to $312 and $7,512 incurred in the same corresponding period last year.  Freeform Communications, Inc. (“Freeform”) was paid a total of $34,000 by the Company as compared to $5,100 for the same periods last year.  The Company granted Options to acquire 300,000 common shares of the Company to Freeform Communications, Inc. resulting in $23,271 being recognized for the nine months period ended March 31, 2008.  The Company incurred $4,921 and $8,713 for the dissemination of news releases provided by Marketwire for the three months and nine months period ended March 31, 2008 as compared to $312 and $1,913 incurred in the same period last year.

Legal and Accounting Fees

Legal and accounting fees were totaled $13,941 and $44,607 for the three months and nine months period March 31, 2008.   The Company incurred $1,498 and $21,738 in this category for the same reporting period ended March 31, 2007.  Legal fees incurred in the periods consisted of closings of private placements, issuing of options, advising the Company on general legal matters, attending to preparation of required documentation to the TSX Venture Exchange and the securities commissions and reviewing 20F documents for the registration of the Company’s securities in the United States.  The Company retained Stainslaw Ashbaugh L.L.P.  based in the United States to expedite the 20-F filing.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.4

Results of Operations (continued)

Product Registration and Development Costs

Total costs incurred in this category for the three months and nine months period ended March 31, 2008 were $68,307 and $88,657 as compared to $2,093 and $21,735 incurred in the same period ended last year. Costs incurred in this category included testing fees paid to BioScience Laboratories, Inc. to undertake clinical testing for the T36® formulation.  Patent application costs of $51,044 incurred during the period ended March 31, 2008 were capitalized with an amortization period of 20 years rather than expensed.  A new category has been added to the Balance Sheet to reflect this change in accounting practices.

Wages and Benefits

Wages and benefits were $16,062 and $165,698 for the three months and nine months period ended March 31, 2008 as compared to $8,063 and $64,708 incurred in the same period ended last year. Costs in this category include the wages paid to accounting and administrative assistance and to sales and marketing staff as well as the expenses related to stock Options granted to certain directors and employees.  Expenses related to stock Options granted during the period ended March 31, 2008 were $124,112.

Loss from Operations

The loss from operations was $332,554 and $1,044,389 for the three months and nine months period ended March 31, 2008 as compared to $86,061 and $292,054 for the three months and nine months period ended March 31, 2007.  Losses for the period ended March 31, 2008 were greater than the corresponding period ended March 31, 2007 due to the non-cash compensation expenses of $425,328 related to the granting of stock options as disclosed above and in Note 7(b) of the consolidated interim financial statements.

A number of initiatives were taken during the year to promote further growth of the Company, including private placements, expanding the patent portfolio of the Company including new T36® anti-inflammatory, skin antiseptic cleaner, and therapeutic, seeking expert advice on product registrations, undertaking laboratory tests of the T36® formulation for clinical trials, preparing marketing materials, evaluating new manufacturing facilities, and seeking out new distributors and customers.  The Company retained Cowie and Fox, Group 270 Sales & Marketing and Brand Institute, Inc. to re-brand its product’s image and to design a new marketing campaign for the new and existing T36® products.  Management continues to work towards the launch of new products, including T36® Personal Disinfectant, T36® Hand Sanitizer and the therapeutic products. The pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection.  As a result, further losses will be anticipated in the subsequent periods.

Loss for the Year

The loss for the three months and nine months period ended March 31, 2008 was $310,891 and $1,006,136, respectively, as compared to $86,061 and $281,509 recognized in the same corresponding period last year.   The losses for the three months and nine months period ended March 31, 2008 were relatively high as compared to the corresponding quarter for the previous year because of the non-cash compensation of $425,328 related to the granting of stock options as disclosed above and in Note 7(b) of the consolidated interim financial statements.  In addition, the Company has moved forward for the initial clinical trials of its T36® formulation in therapeutic products; the results will be used to support applications in Canada, the US and Europe to test the anti-microbial effectiveness of the formulations with human.  The loss was offset by a gain of interest income of $21,663 and $38,253 earned from the deposits for the three and nine months period ended March 31, 2008, and net gains of $10,545 recognized during the nine months period ended March 31, 2007 due to the settlement of legal dispute against the competitor.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.4

Results of Operations (continued)

Use of Proceeds

The net proceeds received from the closing of recent private placements will be used for working capital including such activities as continuing clinical trails of the T36® formulation in therapeutic products, registering T36® products in major markets, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and seeking registration of ALDA’s in the US.

1.5

Summary of Quarterly Results.

Period Ended	Mar/08	Dec/07	Sept/07	Jun/07	Mar/07	Dec/06	Sept/06	Jun/06	Mar/06
Revenue	66,848	53,298	55,537	61,433	72,879	64,356	57,575	58,724	47,694
Net Loss	310,891	564,163	131,084	302,345	84,831	78,324	96,591	67,371	118,084
Loss/Share	0.01	0.01	0.01	0.00	0.00	0.00	0.00	0.00	0.01
Total Assets	2,696,062	1,946,087	1,255,6811	854,166	176,316	175,743	208,281	216,872	207,800

Total assets were increased significantly over previous quarters as a result of capitalizing patent application and development costs and receiving external funding from private placements, warrants and options.  The revenues generated from the sale of T36® Disinfectant and T36® Hand Sanitizer have been relatively consistent.  The difference is attributable to the timing of ordering.  The Company continued to observe net losses due to resources spent in registering T36® products in major markets, pursuing clinical trials, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and seeking registration of ALDA’s securities in the US. The greater loss recognized in the fiscal quarters was also due the non-cash stock options granted to certain officers, directors, consultants and an employee and increased consulting fees and wages.  The non-cash stock-based compensation expenses accounted for $425,328.

1.6

Liquidity

Although the Company generates revenues from the sale of its lead product, T36® Disinfectant, sales are still occurring only in Canada. Approvals have been obtained for T36® Disinfectant in the European Union and China and the Company will be pursuing opportunities in these markets.  The Company’s agent in China has secured numerous contracts with local distributors in China for the distribution of T36® Disinfectant when the manufacturing facility based in China is in operation.  The Company has also established a plan for the development, testing, registration and marketing of therapeutic applications of the T36® formulation.  Management is also evaluating the possibility of acquiring technologies that are complementary to T36® technology and launching similar type of products lines in the near future.  It is expected that the Company will need to undertake further financing in order to pursue these plans and these financings will lead to the dilution of current shareholders of the Company.

1.7

Capital Resources

During the nine months period ended March 31, 2008, the Company arranged two private placements at $0.12 and $0.15 per Unit.  The Company raised a total of $765,000 by issuing a total of 5,500,000 Units of the Company’s Common Share and Warrants.  Each warrant entitled the holder to purchase one additional Common Share at an exercise price of $0.24 or $0.30 for the first year following the closing date and thereafter at an exercise price of $0.36 or $0.45 for the second year after the closing date.  The estimated fair value of Warrants, being $321,958, was allocated to the contributed surplus for Warrants.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.7

Capital Resources (continued)

The estimated fair value of Warrants was calculated as at the date of grant using Black-Scholes pricing model. The net proceeds will be used for general working capital. During the three months period ended March 31, 2008, the Company received $1,031,200 from the exercise of 5,054,000 Warrants at an exercise price range of $0.20 to $0.30 and 350,000 Options at an exercise price range of $0.10 to $0.11.  For the fiscal year of 2008, the Company received total funds of $1,706,000 from the exercise of 10,396,500 Warrants and 650,000 Options.  Option values of $29,000 previously recorded in contributed surplus for Options were credited to share capital.  As at March 31, 2008, the Company had 48,821,799 outstanding common shares a total of 7,367,500 outstanding Warrants exercisable at an exercise price range of $0.20 to $0.30 before the date of expiration. The outstanding stock Options as at March 31, 2008 were 3,650,000 (3,175,000 Options exercisable) at an exercise price range of $0.10 to $0.50 per Options.

There can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable.  Many of the Company’s products still require further development and laboratory testing in order to obtain required regulatory approvals.  A lack of funds will impair the ability of the Company to complete such tests.  A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  ALDA may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

1.8

Commitments and Agreements

a)

Effective July 1, 2007, the Company entered into an agreement to lease its office premises with a term of one year.   The Company’s minimum lease payment obligations under the agreement as at July 1, 2007, totaled $25,971, payable in the 2008 year.

b)

The Company entered into an agreement with its supplier to produce T36® disinfectant.  Under the agreement, .the supplier also has right of first refusal to manufacture other products from the Company.  The agreement can be terminated by either party with 90 days written notice.

c)

The Agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China, was transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China. On August 31, 2006, He-Yi received its certificate of approval from the Fujian Centre of Disease Control for T36® Disinfectant after passing all of the required tests. This certificate allowed He-Yi to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export. The registration of T36® Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer.  He-Yi will provide a fully equipped manufacturing facility according to the specifications provided by ALDA, to produce the ALDA products subject to He-Yi employing its best efforts to obtain the space, materials and equipment specified by ALDA and He-Yi will have the right to distribute ALDA’s products in China subject to ALDA’s approval of each distributorship.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.19

Off-Balance Sheet Arrangements

The Company is not aware of any off-balance sheet transactions requiring disclosure.

1.10

Transactions with Related Parties

a)

During the three months period ended March 31, 2008, the Company paid consulting fees of $99,813 (March 31, 2007: $30,000) to companies controlled by directors of the Company.

During the nine months period ended March 31, 2008, the Company paid consulting fees of $207,813 (March 31, 2007: $90,000) to companies controlled by directors of the Company.

b)

During the three months period ended March 31, 2008, the Company incurred premises rent of $6,493 (March 31, 2007: $6,798) to a Company controlled by a director of the Company.

During the nine months period ended March 31, 2008, the Company incurred premises rent of $19,478 (March 31,  2007: $21,573) to a Company controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.11

Third Quarter Events, 2008

During the three months period ended March 31, 2008, the Company received funds of $1,039,450 from the exercise of Warrants and Options.  The Company’s sales were close to the average sales recorded per quarters for the last quarters.  General and administration expenses were increased to $355,751 for the three months period ended March 31, 2008 compared to $115,335 for the same corresponding quarter last year.  The difference was primarily due to non-cash compensation expense related to the stock options granted to investor relations and laboratory testing of the T36® formulation undertaken by Bioscience Laboratories, Inc.  The Company received favorable testing results from Bioscience Laboratories, Inc. as announced in prior news release; as a result, the Company is one step closer to begin the clinical trails. Shortly after receiving the Chinese and Australian Patents for T36® formulation, the United States Patent and Trademark Office (“USPTO”) has issued U.S. Patent Number 7,338,927 to the Company which provides further protection for the composition and production methods for T36® formulation. While patents are still pending in Europe, Canada and Singapore, the Company has submitted patent application for new T36® anti-inflammatory, antiseptic therapeutic formulation.  The new formulations open up therapeutic markets for treatment of eczema, athlete’s foot, toenail infections and insect bites.  The Company has completed the filing of its June 30, 2006 20-F registration statement on the SEC’s EDGAR system.  The Company is working towards filing other necessary registration statements.  There were no extraordinary events that affected the Company.

There were no significant year-end adjustments except that certain comparative figures for the quarter have been reclassified to conform to the presentation adopted for the quarter ended March 31, 2008.

1.12

Proposed Transactions

The Company is not aware of any proposed transactions requiring disclosure.

_________________________________________________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

_________________________________________________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.13

Critical Accounting Estimates

The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the amounts of revenues and expenses for the reporting period.  The areas of estimation are the stock-based compensation, estimated useful lives of depreciable assets, and intellectual property.  The Company believes that the estimates and assumptions upon which it relies are reasonable and are based on information available to the Company at the time that estimates and assumptions are made.  Actual results could differ from those estimates.

1.14a

Changes in Accounting Policies Including Initial Adoption

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock Options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock Options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3063, Impairment of long-lived assets ("CICA 3063"). The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.  The financial statements include a note providing reconciliation to United States Generally Accepted Accounting Standards (“GAAS”).

Patent application and development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product as well as to acquire legal protections for its proprietary products, such as trademarks and patents.  Such amounts are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, and recovery of patent application and development costs can reasonably be regarded as assured and future values can be realized, in which case such costs are capitalized.  In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years.   The carrying amounts of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years.

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to comprehensive income, recognition, measurement, disclosure and presentation of financial instruments and hedges.  These new accounting standards are applied prospectively beginning July 1, 2007:

Section 1530 – “Comprehensive Income” – This section establishes standards for reporting and presentation of a statement of comprehensive income.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income includes holding gains and losses on certain derivative instruments that are classified as available-for-sales and gains or losses due to the change in foreign currency relating to self-sustaining foreign operations; all of which are not recognized in net earnings until realized.

Section 3251 – “Equity” – In addition to Section 1530 (Comprehensive Income) and Section 1530 (Share Capital) and Section 3260 (Reserves), this section establishes standards for the presentation of equity and changes in equity during the reporting period.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.14a

Changes in Accounting Policies Including Initial Adoption (continued)

Section 3855 – “Financial Instruments – Recognition and Measurement” – This section establishes standards for recognizing and measuring financial instruments in the balance sheets and specifying how unrealized or realized gains and losses are to be presented during the reporting period.  In accordance with the new accounting standard, all financial assets and financial liabilities are measured at fair value on initial recognition except for certain related party transaction.   Financial instruments have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets that are held to maturity, other than those held for trading are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income until realized, at that time, realized gains and losses will be recognized in net income.  Held for trading instruments are measured at fair value with unrealized gains and losses recognized in the results of operations in the period in which they arise.  Any transaction costs incurred to acquire financial instruments will be included.

Section 3861 – “Financial Instruments – Disclosure and Presentation” – This section establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them.  The Company designated its cash and equivalents as held-for-trading, which are measured at fair value.  Receivables are classified as loans and receivables which are measured at amortized costs.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.  Financial assets classified as loans and receivables and other financial liabilities have a fair value approximate their carrying value due to short-term in nature.

Section 3865 – “Hedges” – This section establishes standards for the company that chooses to designate qualifying transactions as hedges for accounting purposes.  This section builds on Accounting Guideline AcG-13, “Hedging Relationships,” and Section 1650, “Foreign Currency Translation” The Company does not use hedge accounting and has no hedging relationships.

The adoption of new accounting policies had no effect on the deficit balance for the period ended March 31, 2008.

1.14b

Future Changes in Accounting Policies

Section 1400 – “Going Concern” – This section has been amended to include requirement to assess and disclose the company’s ability as a going concern.   This amended policy is effective for interim and annual financial statements; the Company is evaluating the effect of adopting this new standard.

Section 3031 – “Inventories” – This section establishes standards for measuring the inventories.  The new standards require that the inventories shall be measured at the lower of cost and the net realizable value.  This section provides guidelines on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value and reversal of a previous write-down when the value of inventories is evidently increased due to the change in economic circumstances.  The use of last-in, first-out method (LIFO) in measuring inventories is not recommended. This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008.  The Company is evaluating the effect of adopting this new standard.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.14b

Future Changes in Accounting Policies (continued)

Section 3064 – “Goodwill and Intangible Assets” – The replacement of Section 3062 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company is evaluating the impact of this new standard.

As announced by the Canadian Accounting Standards Board (“AcSB”), the financial reporting requirements for Canadian companies will be changed to the use of International Financial Reporting Standards (“IFRS”), replacing Canada’s own GAAP.  The changeover date for publicly-listed companies is 2011.  The Company has begun reviewing the IFRS for 2011.  At this time, the Company has not yet determined the financial reporting impact due to the change of new reporting standards.

1.15

Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, subscriptions receivable, accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying values except where otherwise noted. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments except where otherwise noted.

1.16

Risks and Uncertainties

History of operating losses - These loses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, registration of products with regulatory bodies, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business.  Operating losses are expected to be incurred until such time as the product sales excess the expenses.  It is expected that revenues, expenses and losses will fluctuate quarter-to-quarter.

Dependence on key personnel - The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time.

Dependence on key collaborators - The Company is dependent on its manufacturer to produce products at the standard that is accepted by Health Canada. Although other manufacturers have been identified, if the Company had to switch manufacturers there would be a start-up period in which sales would be lost and revenues would drop. He-Yi She Ye Limited (“He-Yi”), the Chinese agent has completed the registration and application of T36® Disinfectant in China.  He-Yi is working on building a manufacturing facility to supply the T36® Disinfectant in China.  If He-Yi were to fail or go out of business, the Company would have to find another agent to represent its interests in China.

Patent applications for other products - A lack of funds would impair the ability of the Company to complete such tests.  A lack of funds would also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.16

Risks and Uncertainties (continued)

Creation of new products - The Company is conducting research and development on new products, but the outcomes of research and development are never certain. The Company has completed the formulations for new products but still needs to conduct the toxicity and efficacy tests and establish the analytical methods required to obtain regulatory approvals from Health Canada and the EPA and FDA in the US.

Products registration and approval - Government agencies, such as the EPA and the Food and Drug Administration (“FDA”) in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company’s products prior to any sales of these products.  To obtain such approvals, the Company must submit extensive amounts of information on the efficacy, toxicology, carcinogenicity, mutagenecity and other testing of the products that it is trying to register. After all of the information is provided, the agencies can request supplemental information and further testing. Once all of the requirement for documentation is satisfied, the agencies can take up to 24 months or longer to provide approvals for the Company to market its products.  Significant delays could lead to slower revenue growth than anticipated.  In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration.  There is no assurance that government agencies will accept for registration any of the Company’s products.

Limited ability to defend the patents – Litigation among pharmaceutical companies can be intense and costly.  The Company might not have the financial ability to defend its patents, if issued, against larger industry players.  Litigation may be necessary to enforce patents issued or assigned to the Company, or to determine the scope and validity of a third party's proprietary rights.  Additionally, there can be no assurances that the Company would prevail in any such action.  An adverse outcome in litigation or as part of an interference or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company to cease using certain technology or products, any of which could have a material adverse effect on the Company’s business.

Competition - Competitors are already well established in the market for disinfectant products.  The introduction of a new product into this existing market could be met with aggressive marketing, price cutting and distribution impediments by competitors.  To obtain market share, the Company’s business must penetrate a market with established competitors and obtain sufficient recognition to be able to displace the existing disinfectant products.  Substantial funds will have to be spent on marketing and education to achieve these objectives.

Limited brand awareness - Market knowledge of the Company’s name is limited. The Company will need to devote considerable resources to educate new markets about the products the Company offers.  In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or may be better funded than the Company. The ability of the Company to raise brand awareness will depend on its ability to raise the money required to undertake such an intensive marketing effort. As noted elsewhere, there is no assurance that the Company can raise funds required for such an investment in marketing.

1.17

Other MD&A Requirements

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE NINE MONTHS PERIOD ENDED MARCH 31, 2008

1.17

Other MD&A Requirements (continued)

(b)

Disclosure of Outstanding Share Data

The following table summarizes our outstanding share capital as at March 31, 2008:

Security	Number
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	48,821,799

Each class and series of securities for which there are

securities outstanding if the securities are convertible into,

or exercisable or exchangeable for, voting or equity

securities

Stock Options

Warrants

Convertible Debentures

3,175,000 7,367,500 0
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares	59,364,299

(c)

Disclosure Controls and Procedures

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under ALDA management’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to ALDA management by others within those entities particularly during the period covered by this MD&A.

ALDA management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation, the management has concluded that the disclosure controls and procedures are effective.

(d)

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Management has considered the effectiveness of design of the Company’s internal controls and procedures over financial reporting and has noted weaknesses in internal controls over financial reporting such as a lack of segregation of duties because of limited staff members.

Management intends to initiate steps to remedy the noted shortcomings over the next fiscal year by carrying out a management assessment of the weaknesses with a view to improving areas where weaknesses exist and implementing procedures aimed at minimizing the risk of material error in its financial reporting.

1.18

Subsequent Events

a)

Subsequent to March 31, 2008, 265,000 warrants at an exercise price of $0.20 per warrant, 60,000 warrants at an exercise price of $0.24 per warrant and 195,000 warrants at an exercise price of $0.30 per warrant were exercised for total gross proceeds of $125,900.

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ALDA Pharmaceuticals Corp –3rd Quarter Financials March 2008

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